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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Dowdle                           Timothy                E.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)
   Millennium Chemicals Inc.
   200 International Circle, Suite 5000
--------------------------------------------------------------------------------
                                    (Street)

   Hunt Valley,                       MD                 21030
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

   Millennium Chemicals Inc.  (MCH)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

   November 30, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Senior Vice President - Manufacturing, Operational Excellence Businesses
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par
value/share                                                   V                                   7,377         I        401(k)(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par                                                                                                    restricted
value/share                                                                                       1,345          D        stock(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par
value/share                                                                                       3,084          D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par
value/share                                                                                      24,874          I        (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par
value/share                 11/29/02                 A               48          A      10.9      2,616          I        (4) SSIP
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Common
Option       $19.00   12/6/96           A        5,000  A     12/6/99  12/5/06  Stock     5,000   -       5,000     D        (5)
------------------------------------------------------------------------------------------------------------------------------------
Option       $16.87   5/18/01           A        25,000 A     5/18/02  5/17/11  Stock     25,000  -       25,000    D        (6)
------------------------------------------------------------------------------------------------------------------------------------
Option       $12.24   1/24/02           A        36,000 A     1/24/03  1/23/12  Stock     36,000  -       36,000    D        (7)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
1. Represents the value of the Reporting Person's Stock Fund Account in the Company's 401(k) plan as of November 30, 2002, expressed as share equivalents. As of such date, approximately 97.4% of such fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents shares of restricted stock granted to the Reporting Person on October 23, 1997 under the Issuer's Long Term Stock Incentive Plan that may vest over the next three years.

3. Reflects shares allocated to the Reporting Person's account under the Company's Salary and Bonus Deferral Plan.

4. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan as of November 30, 2002, expressed as share equivalents. As of such date, approximately 97% of such fund was invested in Company Common Stock, and the remainder was invested in cash. Please note that share equivalent accounting affects the total in column 5.

5. Represents an option granted to the Reporting Person on December 6, 1996 under the Issuer's Long Term Stock Incentive Plan to purchase 5,000 shares of the Issuer's Common Stock at $19.00 per share.

6. Represents an option granted to the Reporting Person on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase 25,000 shares of the Issuer's Common Stock at $16.87 per share.

7. Represents an option granted to the Reporting Person on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 36,000 shares of the Issuer's common Stock at $12.24 per share.



---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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